Dunn Mining Inc.

     9867 Okanagan Centre Road * Lake Country, BC V4V 2J3  * Tel 555-555-5555
       				Fax 555-555-1515


June 20, 2007




U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

ATTENTION:  JASON WYNN

Dear Sirs:

RE:    DUNN MINING INC.  - FORM SB-2, (FILE NO. 33-141505)

We are in receipt of your comment letter dated April 3, 2007 concerning our registration statement on Form 20-F filed December 21, 2006. We respond to your comments as follows and provide an amended registration statement for your review:

Registration Statement on Form SB-2

Determination of Offering Price, page 8

   1. PROVIDE FURTHER DETAILS REGARDING THE FACTORS THAT WERE CONSIDERED IN DETERMINING THE OFFERING PRICE. WE NOTE YOUR DISCLOSURE THAT THE OFFERING PRICE WAS DETERMINED BASED UPON THE PRICE OF THE LAST SALE OF YOU COMMON STOCK TO INVESTORS. HOWEVER, WE ALSO NOTE OF YOUR SOLE OFFICE AND DIRECTOR, PURCHASED THEIR SHARES IN A PRIVATE PLACEMENT FOR $0.01 PER SHARE. SEE ITEM 505 OF REGULATION S-B.

       The price of the shares that we are offering was arbitrarily determined and bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were our lack of operating history, our relative cash requirements, and the fact that, during the process, we had completed the purchase of the Smoke property from Mr.Loney.

       We have amended the document accordingly.



Security Ownership of Certain Beneficial Owners and Management, page 15

   2. PLEASE PROVIDE ALL OF THE DISCLOSURE REQUIRED BY ITEM 403 OF REGULATION S-B. FOR INSTANCE, PLEASE CLARIFY WHETHER MR. GREGORY BYRNE SHARES
       BENEFICIAL OWNERSHIP WITH ANYONE ELSE. FOR INSTANCE, WE NOTE THAT SEVERAL OF THE SELLING SHAREHOLDERS SHARE THE SAME LAST NAME AS MR. BYRNE. SEE INSTRUCTIONS TO ITEM 403 OF REGULATION S-B.

       Please be advised that Mr. Bryne does not share beneficial ownership with anyone else. We have amended the document accordingly, and to provide all of the disclosure required by Item 403 of Regulation S-B.


Finally, please be advised that we have updated the financial information in the SB-2 with a more recent Financial Statement, and the necessary corresponding changes in the body of the document.


Yours truly,

DUNN MINING INC.

PER: /S/ GREGORY PAUL BYRNE
     ----------------------
     GREGORY PAUL BYRNE